      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 5, 2002
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   AVAYA INC.

             (Exact name of registrant as specified in its charter)

                       ----------------------------------

                          DELAWARE                                                     22-3713430
              (State or other jurisdiction of                                       (I.R.S. Employer
               incorporation or organization)                                    Identification Number)

                       ----------------------------------

                              211 MOUNT AIRY ROAD
                        BASKING RIDGE, NEW JERSEY 07920
                                 (908) 953-6000

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                             PAMELA F. CRAVEN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                   AVAYA INC.
                              211 MOUNT AIRY ROAD
                        BASKING RIDGE, NEW JERSEY 07920
                                 (908) 953-6000

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                       ----------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  From time to time after the effective date of this registration statement as determined based on market conditions.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                       ----------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                  AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
        SECURITIES TO BE REGISTERED              BE REGISTERED         PER UNIT(1)       OFFERING PRICE(1)    REGISTRATION FEE
Common Stock(2).............................     32,040,615(3)            $6.58            $210,827,247            $50,429

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low reported sales prices of our common stock on the New York Stock Exchange on May 29, 2002.

(2) Each share of common stock includes one Series A junior participating preferred stock purchase right. No separate consideration will be received for the rights. Prior to the occurrence of certain events, the rights will not be exercisable or evidenced separately from the common stock.

(3) 33,063,782 shares of common stock previously registered by the Registrant on its Registration Statement on Form S-3, No. 333-57962, none of which have been issued or sold and for which it has paid $36,615 of registration fee at the then effective rate, are consolidated into this Registration Statement pursuant to Rule 429 under the Securities Act of 1933. Accordingly, the total amount registered under the Registration Statement as consolidated as the date of this filing is 65,104,397 shares of common stock.

    Pursuant to Rule 429, this Registration Statement contains a combined prospectus that covers (i) Series A warrants to purchase 6,724,665 shares of common stock, (ii) Series B warrants to purchase 5,379,732 shares of common stock, (iii) 12,104,397 shares of common stock issuable upon exercise of the Series A warrants and Series B warrants, (iv) 286,682 shares of common stock issued upon exercise of Series A warrants and Series B warrants and
(v) 20,672,703 shares of common stock issued upon conversion of 4,000,000 shares of Series B convertible participating preferred stock, registered on Registration Statement No. 333-57962, in addition to the 32,040,615 shares of common stock registered hereunder. This Registration Statement constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-57962, and such Post-Effective Amendment shall hereafter become effective concurrently with the effectiveness of the Registration Statement and in accordance with Section 8
(c) of the Securities Act of 1933.

                       ----------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE 5, 2002
THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                     AVAYA INC.

                         SERIES A WARRANTS TO PURCHASE
                        6,724,665 SHARES OF COMMON STOCK
                         SERIES B WARRANTS TO PURCHASE
                        5,379,732 SHARES OF COMMON STOCK
                       65,104,397 SHARES OF COMMON STOCK

                               ------------------

    The Series A warrants to purchase 6,724,665 shares of our common stock and Series B warrants to purchase 5,379,732 shares of our common stock offered by this prospectus were originally issued by us as part of an equity investment in Avaya by Warburg, Pincus Equity Partners, L.P. and three affiliated funds (collectively, the "Warburg Pincus Funds") on October 2, 2000. Of the 65,104,397 shares of common stock offered by this prospectus, (1) 159,268 and 127,414 shares of common stock were originally issued by us to the Warburg Pincus Funds on March 21, 2002, upon the exercise of Series A warrants and Series B warrants, respectively, (2) 38,329,365 shares of common stock were originally issued by us to the Warburg Pincus Funds on March 21, 2002 upon the conversion of all 4,000,000 shares of our Series B convertible participating preferred stock then held by the Warburg Pincus Funds, (3) 14,383,953 were originally issued by us to the Warburg Pincus Funds on March 21, 2002 for a purchase price of $6.26 per share in cash, and (4) 12,104,397 are issuable upon the exercise of the Series A warrants and Series B warrants offered by this prospectus. Each share of our common stock offered by this prospectus includes one Series A junior participating preferred stock purchase right. Any or all of the securities offered by this prospectus may be sold from time to time by or on behalf of the Warburg Pincus Funds. See "Selling Securityholders" and "Plan of Distribution." In connection with these equity investments, we agreed to register the securities offered by this prospectus. We will not receive any of the proceeds from the sale of the securities by the selling securityholders.

    Avaya's common stock is listed on the New York Stock Exchange under the symbol "AV". On June 4, 2002, the last sale price of Avaya's common stock as reported on the New York Stock Exchange was $6.62.

                            ------------------------

    INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                             ---------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or any accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

                  THE DATE OF THIS PROSPECTUS IS       , 2002

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Forward Looking Statements..................................      3
Risk Factors................................................      4
Description of Avaya........................................     14
Where to Find Additional Information Regarding Avaya........     21
Description of Capital Stock................................     22
Selling Securityholders.....................................     30
United States Federal Income Tax Considerations.............     32
Plan of Distribution........................................     33
Use of Proceeds.............................................     36
Legal Opinions..............................................     36
Experts.....................................................     36

                            ------------------------

    Unless otherwise provided in this prospectus, trademarks identified by -Registered Trademark- and -TM- are registered trademarks or trademarks, respectively, of Avaya Inc. or its subsidiaries. All other trademarks are the properties of their respective owners. Liquid Yield Option-TM- Notes is a trademark of Merrill Lynch & Co., Inc. Microsoft-Registered Trademark- is a registered trademark of Microsoft Corporation. Lotus Notes-Registered Trademark-is a registered trademark of Lotus Development Corporation and/or IBM Corporation.

                           FORWARD LOOKING STATEMENTS

    This prospectus contains and incorporates by reference forward looking statements that are based on current expectations, estimates, forecasts and projections about the industries in which we operate, management's beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward looking statements after they are made, whether as a result of new information, future events or otherwise.

    Important factors that could cause actual outcomes and results to differ materially from the forward looking statements we make or incorporate by reference in this prospectus include the factors described under "Risk Factors," factors described in our other filings with the SEC and the following factors:

    - increasing price and product and services competition by U.S. and foreign competitors, including new entrants;

    - rapid technological developments and changes and our ability to continue to introduce competitive new products and services on a timely, cost-effective basis in commercially available quantities;

    - risks related to the effects of the September 11, 2001 terrorist attacks and any future terrorist attacks on the United States and the impact of those attacks on the global economy;

    - our mix of products and services;

    - our ability to achieve lower costs and expenses;

    - our ability to attract and retain talent in key technological areas;

    - our ability to form and implement alliances and address gaps in technology;

    - customer demand for our products and services;

    - our ability to market our products and services effectively;

    - our ability to negotiate acquisitions and dispositions and to successfully integrate acquired companies;

    - U.S. and foreign governmental and public policy changes that may effect the level of new investments and purchases made by customers;

    - changes in environmental and other U.S. and foreign governmental regulations;

    - our ability to protect our intellectual property rights;

    - our ability to realize cost savings from our manufacturing outsourcing initiative and our other restructuring actions;

    - the outcome of pending and future litigation, including class actions, and governmental proceedings; and

    - the continued availability of financing in the amounts at the times and on the terms required to support our future operations.

    These are representative of the factors that could cause actual outcomes and results to differ from the forward looking statements contained or incorporated by reference in this prospectus. In addition, such statements could be affected by general industry and market conditions and growth rates, economic conditions worldwide and other future factors.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS AND ANY RELATED PROSPECTUS SUPPLEMENT IN EVALUATING US.

    SEE "DESCRIPTION OF AVAYA" FOR A BRIEF DESCRIPTION OF OUR BUSINESS AND THE SPINOFF OF AVAYA BY LUCENT TECHNOLOGIES INC., OR LUCENT, TO ITS STOCKHOLDERS.

RISKS RELATED TO OUR BUSINESS

OUR PRODUCT REVENUE HAS BEEN DECLINING, AND IF WE DO NOT SUCCESSFULLY IMPLEMENT OUR STRATEGY TO EXPAND OUR SALES IN MARKET SEGMENTS WITH HIGHER GROWTH RATES, OUR REVENUE MAY CONTINUE TO DECLINE AND WE MAY NOT BECOME PROFITABLE.

    We have been experiencing declines in revenue from our traditional business, enterprise voice communications products. We expect, based on various industry reports, a low growth rate or no growth in the market segments for these traditional products. We are implementing a strategy to capitalize on the higher growth opportunities in our market, including advanced communications solutions such as converged voice and data network products, customer relationship management solutions, unified communication applications and multi-service networking products. This strategy requires us to make a significant change in the direction and strategy of our company to focus on the development and sales of these advanced products. The success of this strategy, however, is subject to many risks, including the risks that:

    - we do not develop new products or enhancements to our current products on a timely basis to meet the changing needs of our customers;

    - customers do not accept our products or new technology, or industry standards develop that make our products obsolete; or

    - our competitors introduce new products before we do and achieve a competitive advantage by being among the first to market.

    Our traditional enterprise voice communications products and the advanced communications solutions described above are a part of our Systems and Applications segments. If we are unsuccessful in implementing our strategy, the contribution to our results from our Systems and Applications segments may decline, reducing our overall operating results and thereby requiring a greater need for external capital resources.

    In addition, the long-term trend of decline in our revenue described above has been exacerbated by the economic slowdown that began in the first half of calendar 2001, particularly in the U.S. This economic slowdown, which was exacerbated by the events of September 11, 2001 and the aftermath of such events, has had, and continues to have, an adverse effect on our operating results. Our revenue for the quarter ended March 31, 2002 was $1,279 million, a decrease of 30.9%, or $573 million, from $1,852 million for the quarter ended March 31, 2001, and a sequential decrease of 2.1%, or $27 million, from $1,306 million for the quarter ended December 31, 2001. Our revenue for the quarter ended December 31, 2001 represented a decrease of 26.8%, or $479 million, from $1,785 million for the quarter ended December 31, 2000, and a sequential decrease of 9.4%, or $136 million, from $1,442 million for the quarter ended September 30, 2001.

    The economic slowdown has also been an important factor in the significant decrease in revenue from our Connectivity Solutions segment since the first half of fiscal 2001. Revenue from Connectivity Solutions for the quarter ended
March 31, 2002 was $143 million, a decrease of 63.2%, or $246 million, from $389 million for the quarter March 31, 2001. However, revenue from Connectivity Solutions increased sequentially by 5.1%, or $7 million, from $136 million for the quarter ended December 31, 2001. Revenue from this segment for the quarter ended December 31, 2001 represented a decrease of

61.8%, or $220 million, from $356 million for the quarter December 31, 2000 and a sequential decrease of 34.0%, or $70 million, from $206 million for the quarter ended September 30, 2001.

    If the global economy, and in particular the U.S. economy, does not improve, our revenue and operating results will continue to be adversely affected.

WE ARE SIGNIFICANTLY CHANGING THE FOCUS OF OUR COMPANY IN ORDER TO CONCENTRATE ON THE DEVELOPMENT AND MARKETING OF ADVANCED COMMUNICATIONS SOLUTIONS, INCLUDING CONVERGED VOICE AND DATA NETWORK PRODUCTS, AND THIS CHANGE IN FOCUS MAY NOT BE SUCCESSFUL OR MAY ADVERSELY AFFECT OUR BUSINESS.

    We are making a significant change in the direction and strategy of our company to focus on the development and sales of products to be incorporated in advanced communications solutions, including products that facilitate the convergence of voice and data networks. In order to implement this change, we must:

    - retrain our sales staff to sell new types of products and improve our marketing of such products;

    - develop relationships with new types of distribution partners;

    - research and develop more data products and products using communications media other than voice traffic, which has historically been our core area of expertise; and

    - build credibility among customers that we are capable of delivering advanced communications solutions beyond our historic product lines.

    Most of these challenges have required, and will continue to require, that we increase costs substantially without any certainty of success. If we are not successful, our operating results may be adversely affected. However, even if we successfully address these challenges, our operating results may still be adversely affected if the market opportunity for advanced communications solutions, including converged voice and data network products, does not develop in the ways that we anticipate. Because this market opportunity is in its early stages, we cannot predict whether:

    - the demand for advanced communications solutions and converged voice and data products will grow as fast as we anticipate;

    - new technologies will cause the market to evolve in a manner different than we expect; or

    - we will be able to obtain a leadership or profitable position as this opportunity develops.

WE MAY NOT BE ABLE TO DISPOSE OF OUR CONNECTIVITY SOLUTIONS BUSINESS ON TERMS SATISFACTORY TO US OR AT ALL.

    In February 2002, we engaged Salomon Smith Barney Inc. to explore alternatives for our Connectivity Solutions segment, including the possible sale of the business. Our goal in exploring alternatives for our Connectivity Solutions segment is to strengthen our focus on higher growth opportunities by emphasizing offerings comprising our Systems, Applications and Services segments, such as converged voice and data network products and unified communication and customer relationship management solutions, which, unlike our Connectivity Solutions offerings, are targeted exclusively at enterprises and offer increased growth potential. In addition, we believe that the proceeds from any sale of our Connectivity Solutions segment would help enhance our liquidity. However, we may not be able to dispose of our Connectivity Solutions segment on terms satisfactory to us or at all. If we are unable to dispose of our Connectivity Solutions segment on terms satisfactory to us or at all, our operating results and liquidity may suffer and we may not be able to focus our business on our Systems, Applications and Services offerings, which may adversely affect our business.

IF WE DISPOSE OF OUR CONNECTIVITY SOLUTIONS BUSINESS, OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED.

    Historically, our Connectivity Solutions segment has provided a significant contribution to our operating results. Any disposition of our Connectivity Solutions segment could result in the loss of a historically significant contributor to our operating results, which could adversely affect our consolidated operating results. See the segment information incorporated by reference to the notes to our consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002 and our Current Report on Form 8-K dated June 5, 2002.

OUR LARGEST DEALER MAY NOT BE ABLE TO SATISFY IN FULL ITS OBLIGATIONS TO US UNDER A SHORT-TERM LINE OF CREDIT.

    In March 2000, as part of our strategy to strengthen our distribution network, we sold our primary distribution function for voice communications systems for small and mid-sized enterprises to Expanets, Inc., currently our largest dealer. The terms of the sale provided that we would provide billing, collection and maintenance services for Expanets for a transitional period. In May 2001, the dealer agreement was restructured to more precisely define the customer base to be serviced by each party, including small or branch offices of larger enterprises.

    At the time the dealer agreement was restructured, Expanets' efforts to obtain a commercial credit facility were hampered by the fact that its billing and collection function had not yet been migrated to its information systems. Because of the importance to Avaya of the Expanets relationship and the customer base served by Expanets, we agreed to provide to Expanets a $125 million short-term line of credit (as amended as described below, the "Dealer Credit Agreement"). The Dealer Credit Agreement applies to certain unpaid and outstanding receivables for amounts due us by Expanets. A delay in the migration of the billing and collection function until December 2001 affected Expanets' ability to obtain a collateralized commercial credit facility by the original March 31, 2002 expiration date of the Dealer Credit Agreement.

    Accordingly, in March 2002, we entered into an amendment to the Dealer Credit Agreement with Expanets and its parent company, NorthWestern Corporation. The Dealer Credit Agreement provides for installment payments under the credit line in the amounts of $25 million, $20 million and $25 million in March 2002, April 2002 and August 2002, respectively, with the remaining balance due on December 31, 2002. As of May 31, 2002, we had received the first two installment payments. The Dealer Credit Agreement provides that the borrowing limit shall be reduced by the amount of each installment payment upon the receipt of such payment and may also be offset by certain obligations we have to Expanets related to the March 2000 sale of the distribution function to Expanets. The original borrowing limit of $125 million remained unchanged as of September 30, 2001, but was reduced upon receipt of the March and April 2002 installment payments and by offsets of $3 million in each of March and April 2002. Accordingly, as of March 31, 2002 and May 31, 2002, the borrowing limit was $97 million and $71 million, respectively. The interest rate on the line of credit accrues at an annual rate of 12% through August 31, 2002, and increases to 15% on September 1, 2002.

    Outstanding amounts under the line of credit are secured by Expanets' accounts receivable and inventory. In addition, NorthWestern has guaranteed up to $50 million of Expanets' obligations under the Dealer Credit Agreement. A default by NorthWestern of its guarantee obligations under the Dealer Credit Agreement would constitute a default under the Expanets' dealer agreement with Avaya, resulting in a termination of the non-competition provisions contained in such agreement and permitting us to sell products to Expanets' customers.

    There can be no assurance that Expanets will be able to comply with the remaining terms of the Dealer Credit Agreement. In the event Expanets is unable to comply with the terms of the Dealer Credit Agreement and a default occurs, the remedies available to Avaya under such agreement may be insufficient to satisfy in full all of Expanets' obligations to us.

WE PLAN TO EXPAND OUR INTERNATIONAL SALES, WHICH WILL SUBJECT US TO ADDITIONAL BUSINESS RISKS THAT MAY ADVERSELY AFFECT OUR OPERATING RESULTS DUE TO INCREASED COSTS.

    We intend to continue to pursue growth opportunities internationally. In many countries outside the United States, long-standing relationships between our potential customers and their local providers and protective regulations, including local content requirements and type approvals, create barriers to entry. In addition, pursuit of such international growth opportunities may require us to make significant investments for an extended period before returns on such investments, if any, are realized. For example, to execute our strategy to expand internationally we are incurring additional costs to enter into strategic alliances focused on international sales and expanding our presence in high growth countries. International operations are subject to a number of other risks and potential costs, including:

    - expenditure of significant amounts of time and money to build a brand identity in locations where our new brand is not recognized currently without certainty that we will be successful;

    - unexpected changes in regulatory requirements;

    - inadequate protection of intellectual property in foreign countries;

    - adverse tax consequences;

    - dependence on developing relationships with qualified local distributors, dealers, value-added resellers and systems integrators; and

    - political and economic instability.

    Any of these factors could prevent us from increasing our revenue and otherwise adversely affect our operating results in international markets. We may not be able to overcome some of these barriers and may incur significant costs in addressing others. Sales to our international customers are denominated in either local currency or U.S. dollars, depending on the country or channel used to fulfill the customers' order. We manage our net currency exposure through currency forward contracts and currency options which requires us to incur additional cost for this protection. In addition to the foreign currency risk for our receivables, there is additional risk associated with the fact that most of our products or components are manufactured or sourced from the United States. Should the U.S. dollar strengthen against a local currency, the impact may hamper our ability to compete with other competitors, preventing us from increasing our revenue and otherwise adversely affect our operating results in international markets.

WE MAY NOT HAVE ADEQUATE OR COST-EFFECTIVE LIQUIDITY OR CAPITAL RESOURCES.

    Our cash needs include making payments on and refinancing our indebtedness and funding working capital, capital expenditures, strategic acquisitions, business restructuring and related expenses, and expenditures for general corporate purposes. Our ability to satisfy our cash needs depends on our ability to generate cash from operations and access the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

    Our ability to generate cash from operations and obtain external financing is affected by the terms of our credit agreements, the indenture governing our Liquid Yield Option-TM- Notes due 2021, or LYONs, and the indenture governing our 11 1/8% Senior Secured Notes due 2009. These instruments impose, and any future indebtedness may impose, various restrictions and covenants that limit our ability to, among other things, incur additional indebtedness. In particular, the terms of our credit agreements do not allow us to issue more than $500 million of debt in the capital markets, including the $440 million of Senior Secured Notes we issued in March 2002. As a result of those restrictions, it may be difficult for us to respond to market conditions, provide for unanticipated capital investments or take advantage of business opportunities. In addition, holders may require us to purchase all or a portion of their LYONs on October 31, 2004, 2006 and 2011 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable purchase date. We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. If we are unable to repurchase the LYONs with common stock and do not have sufficient cash to make such purchase, we could be in default on our obligation on the LYONs. In addition, upon the occurrence of specific kinds of change in control events, we may have substantial repayment obligations as described above.

    In addition, our credit agreements contain provisions that require us to meet specified financial ratios and meet minimum consolidated Earnings Before Interest Taxes Depreciation and Amortization, or EBITDA, as of specific dates. If we are unable to comply with our financial covenants and cannot amend or waive those covenants, an event of default under our credit agreements would occur. If a default occurs, the lenders under our credit agreements could accelerate the maturity of any debt obligations outstanding under our credit agreements and terminate their commitments to lend to us.

    If we do not generate sufficient cash from operations, we will need to access the financial markets. External financing may not be available to us on acceptable terms or at all. Under the terms of any external financing, we may incur higher than expected financing expenses, and become subject to additional restrictions and covenants. Moreover, our ability to issue additional equity in the near term may be constrained because our issuance of additional equity may cause the distribution described below to be taxable to Lucent under
Section 355(e) of the Internal Revenue Code, and under the tax-sharing agreement between Lucent and us, we would be required to indemnify Lucent against that tax.

    Our ability to obtain external financing is also affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. Our commercial paper is no longer rated by Standard & Poor's or Moody's. These ratings withdrawals mean that we can no longer access the commercial paper market, which has been our primary source of liquidity in the past. Our corporate credit is rated BB+ and our long-term senior unsecured debt is rated BB- by Standard and Poor's, each with a negative outlook, and our long-term senior unsecured debt is rated Ba3 by Moody's with a negative outlook. Any increase in our level of indebtedness or deterioration of our operating results may cause a further reduction in our current debt ratings. Our debt ratings, or any downgrade of our debt-ratings, among other factors, could impair our ability to secure additional financing on acceptable terms, and we cannot assure you that we will be successful in raising any of the new financing on acceptable terms.

WE DEPEND ON CONTRACT MANUFACTURERS TO PRODUCE MOST OF OUR PRODUCTS AND IF THESE MANUFACTURERS ARE UNABLE TO FILL OUR ORDERS ON A TIMELY AND RELIABLE BASIS, WE WILL LIKELY BE UNABLE TO DELIVER OUR PRODUCTS TO MEET CUSTOMER ORDERS OR SATISFY THEIR REQUIREMENTS.

    We have outsourced substantially all of our manufacturing operations related to our Systems and Applications segments. Our ability to realize the intended benefits of our manufacturing outsourcing initiative will depend on the willingness and ability of contract manufacturers to produce our products. We may experience significant disruption to our operations by outsourcing so much of our manufacturing. If our contract manufacturers terminate their relationships with us or are unable to fill our orders on a timely basis, we may be unable to deliver our products to meet our customers' orders, which could delay or decrease our revenue or otherwise have an adverse effect on our operations.

THE TERMINATION OF STRATEGIC ALLIANCES OR THE FAILURE TO FORM ADDITIONAL STRATEGIC ALLIANCES COULD LIMIT OUR ACCESS TO CUSTOMERS AND HARM OUR REPUTATION WITH CUSTOMERS.

    Our strategic alliances are important to our success because they provide us the ability to offer comprehensive advanced communications solutions, reach a broader customer base and strengthen brand awareness. We may not be successful in creating new strategic alliances on acceptable terms or at

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all. In addition, most of our current strategic alliances can be terminated under various circumstances, some of which may be beyond our control. Further, our alliances are generally non-exclusive, which means our partners may develop alliances with some of our competitors. We may become more reliant on strategic alliances in the future, which would increase the risk to our business of losing these alliances. Because we have announced publicly our strategy to form alliances, as well as announced the alliances we have entered into, early termination of our alliances may harm our reputation with our customers and cause our revenue to decline to the extent we are unable to deliver new products or our customer base is reduced.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS, OUR BUSINESS AND FUTURE PROSPECTS MAY BE HARMED.

    Although we attempt to protect our intellectual property through patents, trademarks, trade secrets, copyrights, confidentiality and nondisclosure agreements and other measures, intellectual property is difficult to protect and these measures may not provide adequate protection for our proprietary rights. Patent filings by third parties, whether made before or after the date of our filings, could render our intellectual property less valuable. Competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by competitors. The failure to protect our intellectual property could seriously harm our business and future prospects because we believe that developing new products and technology that are unique to us is critical to our success. If we do not obtain sufficient international protection for our intellectual property, our competitiveness in international markets could be significantly impaired, which would limit our growth and future revenue.

WE MAY BE SUBJECT TO LITIGATION AND INFRINGEMENT CLAIMS, WHICH COULD CAUSE US TO INCUR SIGNIFICANT EXPENSES OR PREVENT US FROM SELLING OUR PRODUCTS OR SERVICES.

    We cannot assure you that others will not claim that our proprietary or licensed products, systems and software are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. We may be unaware of intellectual property rights of others that may cover some of our technology. If someone claimed that our proprietary or licensed systems and software infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. We also may be subject to significant damages or an injunction against use of our proprietary or licensed systems. A successful claim of patent or other intellectual property infringement against us could materially adversely affect our operating results.

    Although we generally exclude coverage where infringement arises out of the combination of our products with products of others, we may be required to indemnify our customers for some of the costs and damages of patent infringement in circumstances where our product is the factor creating the customer's infringement exposure. Any indemnification requirement could have a material adverse effect on our business and our operating results.

WE MAY ACQUIRE OTHER BUSINESSES OR FORM JOINT VENTURES THAT COULD NEGATIVELY AFFECT OUR OPERATING RESULTS.

    The pursuit of additional technology, services or distribution channels through acquisitions or joint ventures is a component of our business strategy. We may not identify or complete these transactions in a timely manner, on a cost effective basis or at all. Even if we do identify and complete these transactions, we may not be able to successfully integrate such technology, services or distribution channels into our existing operations and we may not realize the benefits of any such acquisition or joint venture. We have limited experience with acquisition activities and may have to devote substantial time and resources in order to complete acquisitions. There may also be risks of entering markets in which we have no or limited experience. In addition, by making acquisitions, we could assume unknown or contingent liabilities.

WE MAY NOT BE ABLE TO HIRE AND RETAIN HIGHLY SKILLED EMPLOYEES, WHICH COULD AFFECT OUR ABILITY TO COMPETE EFFECTIVELY AND MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

    We depend on highly skilled technical personnel to research and develop, market and service new products. To succeed, we must hire and retain employees who are highly skilled in the rapidly changing communications and Internet technologies. In particular, as we implement our strategy of focusing on advanced communications solutions and the convergence of voice and data networks, we will need to:

    - retain our researchers in order to maintain a group sufficiently large to support our strategy to continue to introduce innovative products and to offer comprehensive advanced communications solutions;

    - hire more employees with experience developing and providing advanced communications products and services;

    - hire and train a customer service organization to service our multi-service networking products; and

    - retrain our existing sales force to sell converged and advanced communications products and services.

    Individuals who have these skills and can perform the services we need to provide our products and services are scarce. Because the competition for qualified employees in our industry is intense, hiring and retaining employees with the skills we need is both time-consuming and expensive. We might not be able to hire enough of them or to retain the employees we do hire. Our inability to hire and retain the individuals we seek could hinder our ability to sell our existing products, systems, software or services or to develop and sell new products, systems, software or services. If we are not able to attract and retain qualified individuals, we will not be able to successfully implement many of our strategies and our business will be harmed.

OUR INDUSTRY IS HIGHLY COMPETITIVE AND IF WE CANNOT EFFECTIVELY COMPETE, OUR REVENUE MAY DECLINE.

    The market for our products and services is very competitive and subject to rapid technological advances. We expect the intensity of competition to continue to increase in the future as existing competitors enhance and expand their product and service offerings and as new participants enter the market. Increased competition also may result in price reductions, reduced gross margins and loss of market share. Our failure to maintain and enhance our competitive position would adversely affect our business and prospects.

    We compete with a number of equipment manufacturers and software companies in selling our communications systems and software. Further, our customer relationship management professional services consultants compete against a number of professional services firms. Some of our customers and strategic partners are also competitors of ours. We expect to face increasing competitive pressures from both existing and future competitors in the markets we serve and we may not be able to compete successfully against these competitors.

    The sizes of our competitors vary across our market segments, as do the resources we have allocated to the segments we target. Therefore, many of our competitors have greater financial, personnel, capacity and other resources than we have in each of our market segments or overall. As a result, our competitors may be in a stronger position to respond quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in customer requirements. Competitors with greater financial resources also may be able to offer lower prices, additional products or services or other incentives that we cannot match or do not offer. These competitors may be in a stronger position to respond quickly to new or emerging technologies and may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers, employees and strategic partners.

OUR HISTORICAL FINANCIAL INFORMATION RELATED TO PERIODS PRIOR TO LUCENT'S DISTRIBUTION OF ALL THE OUTSTANDING SHARES OF OUR CAPITAL STOCK TO ITS SHAREOWNERS AND CONTRIBUTION OF ITS ENTERPRISE NETWORKING BUSINESS TO US IN SEPTEMBER 2000, WHICH WE REFER TO RESPECTIVELY AS THE DISTRIBUTION AND THE CONTRIBUTION, MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY AND, THEREFORE, MAY NOT BE RELIABLE AS AN INDICATOR OF OUR HISTORICAL OR FUTURE RESULTS.

    The historical financial information we have incorporated by reference in this prospectus for periods prior to the distribution may not reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

    - our consolidated financial statements for such periods reflect allocations, primarily with respect to corporate overhead and basic research, for services provided to us by Lucent, and such allocations may not reflect the costs we will incur for similar services as a stand-alone company; and

    - the information does not reflect changes that have subsequently occurred and that we expect to occur in the future as a result of our separation from Lucent, including changes in how we fund our operations, how we conduct research and development and tax and employee matters.

    In addition, our consolidated financial statements for such periods include assets, liabilities, revenue and expenses which were not historically recorded at the level of the businesses transferred to us. For example, historically all financing was done by Lucent at the parent level. Our consolidated financial statements, however, reflect an estimated amount of interest expense that we believe we would have incurred had we been a stand-alone company during the periods presented. This estimated amount of interest expense or the other allocations and estimates we have used to create our consolidated financial statements for such periods may not be indicative of the actual amounts we would have incurred as a stand-alone company. Therefore, our consolidated financial statements for such periods may not be indicative of our future performance as an independent company. For additional information about our past financial performance and the basis of presentation of our consolidated financial statements, including our estimates of interest expense, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this prospectus to our Annual Report on Form 10-K for the fiscal year ended September 30, 2001.

IF THE DISTRIBUTION DOES NOT QUALIFY FOR TAX-FREE TREATMENT, WE COULD BE REQUIRED TO PAY LUCENT OR THE INTERNAL REVENUE SERVICE A SUBSTANTIAL AMOUNT OF MONEY.

    Lucent has received a private letter ruling from the Internal Revenue Service stating, based on certain assumptions and representations, that the distribution would not be taxable to Lucent. Nevertheless, Lucent could incur significant tax liability if the distribution did not qualify for tax-free treatment because any of those assumptions or representations were not correct.

    Although any U.S. federal income taxes imposed in connection with the distribution generally would be imposed on Lucent, we could be liable for all or a portion of any taxes owed for the reasons described below. First, as part of the distribution, we and Lucent entered into a tax sharing agreement. This agreement generally allocates between Lucent and us the taxes and liabilities relating to the failure of the distribution to be tax-free. Under the tax sharing agreement, if the distribution fails to qualify as a tax-free distribution to Lucent under
Section 355 of the Internal Revenue Code because of an issuance or an acquisition of our stock or an acquisition of our assets, or some other actions of ours, then we will be solely liable for any resulting taxes to Lucent.

    Second, aside from the tax sharing agreement, under U.S. federal income tax laws, we and Lucent are jointly and severally liable for Lucent's U.S. federal income taxes resulting from the distribution being taxable. This means that even if we do not have to indemnify Lucent under the tax sharing agreement, we may still be liable to the Internal Revenue Service for all or part of these taxes if Lucent fails to pay them. These liabilities of Lucent could arise from actions taken by Lucent over which we have no control, including an issuance or acquisition of stock (or acquisition of assets) of Lucent.

RISKS ASSOCIATED WITH THIS OFFERING

BECAUSE THERE HAS NOT BEEN ANY PUBLIC MARKET FOR OUR SERIES A WARRANTS OR SERIES B WARRANTS, AND BECAUSE OUR SECURITIES MAY BE CONSIDERED TECHNOLOGY SECURITIES, YOU MAY NOT BE ABLE TO RESELL YOUR SERIES A WARRANTS, SERIES B WARRANTS OR SHARES OF OUR COMMON STOCK AT THE PRICES AT WHICH THEY ARE OFFERED BY THIS PROSPECTUS, OR, IN THE CASE OF THE SERIES A WARRANTS AND SERIES B WARRANTS, AT ALL.

    Prior to this offering, there has been no public market for our Series A warrants or Series B warrants. An active trading market may not develop or be sustained following completion of this offering, and these securities may remain relatively illiquid. No holder of our Series A or Series B warrants is obligated to develop any market for such securities. In addition, the liquidity of any trading market in our Series A or Series B warrants, and the market price quoted for such securities, may be adversely affected by changes in the overall market for convertible securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

    The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies in particular have been highly volatile. Our securities may be considered technology securities. Therefore, the market price and trading volume of our securities also may be highly volatile. The price at which you are able to resell these securities may bear no relationship to the price at which these securities will trade upon completion of this offering. In addition, when the market price of a company's securities drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

A NUMBER OF OUR SHARES ARE OR WILL BE ELIGIBLE FOR FUTURE SALE, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE.

    Any sales of substantial amounts of our common stock in the public market or the exercise of substantial amounts of options or warrants or the perception that such sales or exercises might occur could cause the market price of our common stock to decline. As of March 31, 2002, we had outstanding an aggregate of 361,160,644 shares of our common stock. All of these shares are freely tradeable without restriction or further registration under the Securities Act of 1933, unless the shares are owned by one of our "affiliates", as that term is defined in Rule 405 under the Securities Act. As of March 31, 2002, options to purchase 43,239,554 shares of our common stock were outstanding, of which 19,943,573 were exercisable as of such date. Also as of March 31, 2002, 4,997,698 restricted stock units were outstanding. This concentration of stock options and restricted stock units relative to the amount of our common stock outstanding will have a dilutive effect on our earnings per share which could adversely affect the market price of our common stock. From time to time, we will issue additional options to our employees under our existing plans and under new plans we may adopt. The registration statements of which this prospectus forms a part registers an aggregate of 12,104,397 shares of common stock underlying the Series A and Series B warrants owned by the Warburg Pincus Funds. All of such securities may be sold by the Warburg Pincus Funds.

THE TERMS OF OUR SEPARATION FROM LUCENT, ANTI-TAKEOVER PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS, OUR RIGHTS AGREEMENT AND PROVISIONS OF DELAWARE LAW COULD DELAY OR PREVENT A CHANGE OF CONTROL THAT YOU MAY FAVOR.

    Under the terms of the Contribution and Distribution Agreement between us and Lucent, if a change of control of us occurs during the three years following the distribution, Lucent could terminate or cause us to reconvey some of the rights granted under the agreements which we have entered into with Lucent, including important intellectual property rights. Under this agreement, a change of control means the consummation of a merger or consolidation of all of our company, a sale or other disposition of all or substantially all of our assets, the acquisition of 40% or more of our voting stock or changes in the composition of a majority of our board of directors which are not supported by our current board of directors. This may discourage a change of control transaction during that period.

    Provisions of our certificate of incorporation and bylaws, our Rights Agreement and provisions of applicable Delaware law may discourage, delay or prevent a merger or other change of control that shareholders may consider favorable or may impede the ability of the holders of our common stock to change our management. The provisions of our certificate of incorporation and bylaws, among other things:

    - divide our board of directors into three classes, with members of each class to be elected in staggered three-year terms;

    - limit the right of shareholders to remove directors;

    - regulate how shareholders may present proposals or nominate directors for election at annual meetings of shareholders; and

    - authorize our board of directors to issue preferred stock in one or more series, without shareholder approval.

    Also, acquisition of our stock could trigger the application of
Section 355(e) of the Internal Revenue Code. Under the tax sharing agreement between Lucent and us, we would be required to indemnify Lucent for the resulting tax and this indemnity obligation might discourage, delay or prevent a change of control that stockholders may consider favorable.

                              DESCRIPTION OF AVAYA

OVERVIEW

    We are a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. We offer a strong portfolio of solutions that includes communications systems, applications and related services and structured cabling systems. Our systems include our traditional voice communications systems, converged voice and data network products and multi-service networking products. Our applications include our customer relationship management, voice and unified messaging and unified communication solutions. Multi-service networking products are those products that support network infrastructures which carry voice, video and data traffic over any of the protocols, or set of procedures, supported by the Internet on local area and wide area data networks. A structured cabling system is a flexible cabling system designed to connect phones, workstations, personal computers, local area networks and other communications devices throughout a building or across one or more campuses.

    We are a worldwide leader in sales of voice messaging and structured cabling systems and a U.S. leader in sales of traditional voice communications and call center systems. In addition to products where we are a leader, we also provide multi-service networking products and converged voice and data products, including server-based Internet Protocol telephony systems. Our strategy is focused on increasing our market share of these products and other advanced communications solutions by leveraging our existing customer base, cross-selling and emphasizing the value of our comprehensive global service offerings. By advanced communications solutions, we mean the internal and external use of communications tools and electronic networks to interact, collaborate and transact business with an enterprise's customers, suppliers, partners and employees.

    In addition to our strong portfolio of products, we support our broad customer base, which includes a significant percentage of Fortune 500 companies, with comprehensive global service offerings, including on-site repair and maintenance, installation of our products and remote diagnostics testing of our advanced systems. We believe our Services segment, consisting of approximately 10,000 employees, differentiates us from our competitors. We also offer professional services for customer relationship management, converged voice and data network products, voice and unified messaging and unified communications as well as managed services for the outsourcing of messaging systems and other portions of an enterprise's communications system.

    The following are the three core components of our strategy:

    - Revenue growth--increase our revenue growth by focusing our sales and product development efforts on the higher growth segments of our markets;

    - Restructuring--restructure our business to reduce expenses and improve efficiency; and

    - Reinvestment--reinvest in research and development to develop new systems and solutions to augment our current product and solution offerings.

    As part of our strategy to increase revenue growth, we intend to use our leadership positions in traditional voice communications systems and software, our strong portfolio of products and services and strategic alliances with other technology and consulting services leaders to offer our broad customer base comprehensive advanced communications solutions. Our advanced communications solutions include converged voice and data network products, customer relationship management solutions, unified communication applications and multi-service networking products. Our strategy to increase revenue growth also includes a focus on increasing international sales through alliances and our network of distributors. In addition, we believe strengthening our network of distributors in the United States and internationally will better serve the needs of our small- and mid-sized customers, resulting in increased revenue growth.

    In connection with our spin-off from Lucent, in September 2000, we engaged in a comprehensive review of our operations with a view toward improving our profitability and our business performance

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in the near term. As a result of this review, we adopted a restructuring plan designed to be implemented completely by the end of fiscal 2003. During fiscal 2001, we accelerated the restructuring plan with a goal of completing the implementation of the plan by the end of fiscal 2002. The primary features of our restructuring plan include outsourcing the manufacturing of substantially all of our products, consolidation of our real estate holdings and restructuring of our workforce in order to more effectively address the needs of our business. Some of the highlights of the implementation of our restructuring plan in fiscal 2001 are as follows:

    - we outsourced the manufacturing of substantially all of our communications systems and software to Celestica Inc. under a five-year strategic manufacturing agreement;

    - we reduced our real estate holdings since September 30, 2000 by approximately 1.6 million square feet, or 11.3%, primarily as a result of our outsourcing transaction with Celestica and consolidation of leased properties; and

    - we reduced the size of our workforce from 31,000 employees as of September 30, 2000 to 23,000 employees as of September 30, 2001, primarily as a result of a combination of involuntary and voluntary separations, including an early retirement program targeted at U.S. management employees, and our outsourcing transaction with Celestica.

    We increased research and development expenses by 14.5% in fiscal 2001, or, as a percentage of revenue, from 6.1% in fiscal 2000 to 7.9% in fiscal 2001, as part of our initiative to increase research and development spending. As a part of Lucent, we were allocated a portion of Lucent's basic research, which did not necessarily directly benefit our business. Our current and future investments in research and development will have a greater focus on our products.

    We were incorporated under the laws of the State of Delaware under the name "Lucent EN Corp." on February 16, 2000, as a wholly owned subsidiary of Lucent. As of June 27, 2000, our name was changed to "Avaya Inc." On September 30, 2000, Lucent contributed its enterprise networking business to us and distributed all of the outstanding shares of our capital stock to its shareowners. Prior to the contribution and the distribution, we had no material assets or activities as a separate corporate entity. Following the distribution, we became an independent public company, and Lucent has no continuing stock ownership interest in us.

PRODUCT AND SOLUTION OFFERINGS

    We offer a broad array of communications systems, solutions and services that enable enterprises to communicate with their customers, suppliers, partners and employees. Our strong portfolio of products includes products we have developed internally, products we have obtained through acquisitions, products we resell that are manufactured by third parties and products we have developed through our strategic alliances with other technology leaders. Our products range from systems designed for multinational enterprises with multiple locations worldwide, thousands of employees and advanced communications requirements to systems designed for enterprises with a regional or local presence, a single location, and less extensive communications requirements.

SYSTEMS SEGMENT

    Our Systems segment consists of our traditional voice communications systems, converged voice and data network products and multi-service networking products.

    TRADITIONAL VOICE COMMUNICATIONS SYSTEMS AND CONVERGED VOICE AND DATA NETWORK PRODUCTS. We offer traditional voice communications systems, our core voice communications products, and converged voice and data network products, including Internet Protocol telephony products. Internet Protocol, or IP, is a type of protocol, or set of procedures, for the formatting and timing of data transmission between two pieces of equipment. Converged networks generally provide for the integration of voice, data, video and other traffic, including wireless, over a single unified network. Through our converged network offering, we can offer our customers a new server-based IP telephony system, or IP PBX, or

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we can "IP enable" their existing voice communications system. We are a U.S.
leader in sales of traditional voice communications systems, but are not a leader in sales of IP PBXs.

    We offer a broad range of systems to satisfy the communications needs of a diverse group of enterprises. We offer systems designed for under five users, as well as systems that can be networked to accommodate an almost unlimited number of users. Our systems are generally designed to allow an enterprise to add or remove users and have optional features, including over 450 in our most advanced systems, to enable an enterprise to activate additional features as its communications requirements change.

    The common IP-based architecture of our recently introduced Avaya MultiVantage-TM- call processing software has eliminated the separation of traditional voice and IP-based telephony platforms. The Avaya MultiVantage software drives both our traditional voice communications servers and our new line of IP-based media gateways and servers. Both our traditional voice and IP-based systems offer a reliable voice communication network that offer integration with an enterprise's data network. Our Avaya MultiVantage servers support a variety of voice and data applications such as call and customer contact centers, messaging and interactive voice response, or IVR, systems. IVR systems allow an individual to access information in the enterprise's computer databases or conduct transactions by voice or using a touch-tone telephone. Our Avaya MultiVantage servers also support open and standard interfaces for computer telephony integration applications, which are advanced applications that assist in the making, receiving and managing of telephone calls. Our Avaya MultiVantage servers facilitate the ongoing transition at many enterprises from private voice telephone systems to advanced systems that integrate voice and data traffic and deploy increasingly sophisticated communications applications.

    Avaya's Enterprise Class IP Solutions, or ECLIPS, introduced in
September 2000, provide the framework required to deliver IP-based enterprise class communications capabilities to businesses and organizations of all sizes. At the center of the framework is our Avaya MultiVantage call processing software, which is supported by our line of servers and gateways, as well as an extensive suite of owned and third-party applications and a complete line of communications devices and network infrastructure products.

    For small- and mid-sized enterprises, Avaya has complemented its line of Avaya MultiVantage-based servers with the global introduction of Avaya IP Office. This system is designed to support 5 to 180 users, including a maximum of 75 contact center agents. The system can be deployed as an IP PBX or can be used as part of an IP enabled solution. Through a unified set of components such as PBX, voice mail, contact center, wide area network connections, firewall products and a remote access server, IP Office delivers all of the necessary functionality and infrastructure required to support the communications needs of a small or mid-sized enterprise.

    MULTI-SERVICE NETWORKING. We offer a portfolio of products to support multi-service network infrastructures that carry voice, video and data traffic over any of the protocols supported by the Internet on local area, wide area and wireless networks including gigabit Ethernet, which facilitates the integration of the enterprise network, the service provider network and next generation switching systems such as optical networking. We are not a leader in multi-service networking products and our product portfolio in this area is less complete than the portfolios of some of our competitors. We are implementing a strategy focused on improving our market share of these and other advanced communications solutions. Our multi-service networking products include switches, wireless local area networking, virtual private networks and policy management software.

    Our Avaya Cajun-TM- family of switches supports voice, video and data traffic over a local area network, or LAN. Each switch is designed for interoperability with the hardware of numerous other vendors and is comprised of hardware and software that enable the switch to perform configuration, fault management and traffic prioritization functions. Configuration is the adding, deleting and modifying of connections and supported addresses within a network. Fault management is the detection and corrections of network faults. Prioritization is the capability to consider the nature of the

                                       16
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requirements of various transmissions to determine the relative order and priority of dealing with several different types of transmissions.

    We offer automated policy management software called CajunRules-TM-. CajunRules allows network managers to define, manage and enforce policies which establish priorities and levels of security for network traffic, based on parameters such as traffic type, application or user identification. Examples include a policy that gives voice traffic priority over data traffic in a network, a policy which gives finance applications priority at the end of a reporting period, a policy that gives bandwidth priorities to designated users, such as senior management, or policies that restrict access to sensitive applications, such as human resources applications, to only authorized users. Our policy management software products are designed to allow a single administrator to set policies for all users and locations from a central location.

    Our Avaya Wireless LAN products provide the ability to operate both indoors and outdoors, scale from small to large installations, and provide traffic prioritization. These products enable wireless LAN connectivity across facilities such as retail stores, warehouses, schools, universities and hospitals where wiring is costly and difficult to install and clients demand mobility or flexibility.

    We offer wide area network solutions, or WAN, including virtual private networks, or VPNs, and firewall products for enterprises. A virtual private network allows an enterprise to transport voice, video or data over a public or shared network at a level of security substantially equivalent to the traffic traveling over that enterprise's own private network. This increased level of security is accomplished through encryption and encapsulation of this voice, video or data traffic into a format that is protected from unauthorized access. Our VPN offering was enhanced by our acquisition of VPNet Technologies, Inc. in February 2001. Our virtual private network routers are used primarily by enterprises with remote workers and branch or home offices, and by enterprises using Internet wide area network service. In addition, we offer firewall hardware and software that function as a security mechanism to limit the exposure of a network to unauthorized infiltration. The firewall regulates internal and external network resources and filters network content. Our firewall products have been designed to meet the testing standards of the U.S. federal government and allow for a single administrator to manage multiple firewalls for an entire network from a single location.

APPLICATIONS SEGMENT

    Our Applications Segment consists of our customer relationship management and unified communication solutions and related professional services, as well as the software associated with our traditional voice communications products.

    CUSTOMER RELATIONSHIP MANAGEMENT. We offer products that are essential components of many customer relationship management, or CRM, solutions, including:

    - call and customer contact center systems;

    - customer self-service applications, including the integration of voice communications;

    - Web collaboration;

    - electronic mail response management;

    - Web chat; and

    - workflow and business process automation products.

    Our core CRM product offerings are software and hardware systems and software applications for customer contact centers (including call centers) that are the foundation of many CRM solutions. We use the term contact center to refer to traditional call centers, which primarily manage an enterprise's interactions with customers via the telephone, and to contact centers that allow customers to interact with an enterprise using multiple mediums of communication, including electronic mail, access from a Web site, chat rooms, IVR systems, telephone calls and facsimiles. We are a U.S. leader in sales of call

                                       17
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center systems. Our strategy is to leverage this leadership position to market a broader suite of CRM solutions.

    In April 2001, we enhanced our CRM offering through the acquisition of substantially all the assets of Quintus Corporation. Among the assets acquired was the eContact-TM- multi-vendor, multi-platform comprehensive software suite that unites traditional call center technology with Web-based communications.

    Our CRM business is supported by a professional services team of consultants who are dedicated to assisting enterprises in improving their customer relationship management, technology and execution. Our services range from designing and implementing an enterprise's customer relationship management technology strategy to setting up and integrating software applications that an enterprise purchases from us as part of its customer contact center. Our consultants also work with our sales force in selling our customer relationship management products.

    UNIFIED COMMUNICATION. We define Unified Communication as a family of solutions that allow individuals to collaborate and communicate more effectively and to move more quickly in a networked infrastructure. Our Unified Communication solutions include our voice messaging and unified messaging products, our IP-based personal communications portal and other multimedia collaboration tools. Unified messaging is an advanced messaging solution that delivers the convenience and benefits of combining the storage of more than one type of message, including voice, facsimile and electronic mail.

    We offer a wide variety of voice messaging solutions designed to serve the telephone call answering, voice and facsimile messaging communications needs of enterprises. These products are marketed under a number of brands, including Octel-Registered Trademark- Messaging and INTUITY-TM-
AUDIX-Registered Trademark- Messaging brands. The ease and speed of our voice and facsimile messaging can improve an enterprise's efficiency by allowing messages to be sent instantly to teams, groups or an entire workforce across multiple locations. All of our messaging servers can be networked, over the Internet or public or private voice networks, to provide enterprise-wide voice and facsimile messaging through a single system.

    We are the worldwide leader in sales of voice messaging systems. These systems are configured either as stand-alone servers or as embedded software or hardware in communications servers. Many of our messaging systems are compatible with the voice communications systems of other vendors so that an enterprise may choose our messaging system as the standard for all its locations.

    Our unified messaging capability, which accommodates voice, facsimile and electronic mail messages, is available for our Octel Messaging and INTUITY AUDIX systems and is also provided by our innovative Avaya Unified Messenger-Registered Trademark- system for Microsoft-Registered Trademark-Exchange, developed in cooperation with Microsoft Corporation. Unified messaging facilitates access to messages through the most convenient device, including Internet browsers, LAN-based personal computers and wireline or wireless telephones, using text-to-speech technology for telephonic e-mail retrieval. The Avaya Unified Messenger system is a unified messaging system software solution that stores voice and facsimile messages directly in a user's Microsoft Exchange electronic mailbox and enables user access to this mailbox by telephone or fax machine or a Microsoft Exchange interface on the user's personal computer. In September 2001, we announced an agreement with International Business Machines Corporation to develop jointly a unified messaging solution for their Lotus Notes-Registered Trademark- platform. This solution will provide Lotus Notes users with a single user interface and mailbox for both email and voice mail messages. We anticipate this solution will be available by the end of fiscal 2002.

    We offer unified communication solutions that use the advantages of the Internet Protocol operating on the Internet, wireless networks and telephone networks. Our suite of unified communication applications enables a personal communications portal for enterprise employees and is intended to work with new applications for scheduling meetings with others, filtering incoming calls, organizing, scheduling and routing incoming calls and messages, scheduling and conducting voice

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conferencing with others, and conducting advanced multimedia business collaboration and content sharing.

SERVICES SEGMENT

    Our service force of approximately 10,000 employees supports our broad customer base with comprehensive global service offerings, including on-site repair and maintenance, installation of our products and remote diagnostics testing of our advanced systems. We believe our services offering is an important consideration for customers purchasing our systems and software and is a source of significant revenue for us, primarily from maintenance contracts. We also offer professional services for customer relationship management, converged voice and data network products and unified communications, as well as value-added services for the outsourcing of messaging systems and other portions of an enterprise's communications system.

    CUSTOMER SERVICE, INSTALLATION AND MAINTENANCE. We have customer service, installation and maintenance organizations in the United States and internationally. Our service organization is designed to provide a comprehensive set of services in support of direct sales and indirect sales through distributors. Most of our products, other than our Connectivity Solutions products, have a one-year warranty. For additional service, our customers can elect to enter into maintenance contracts with us or, if they do not choose to enter into such contracts, may have us provide service for them on a time and materials basis. According to a December 2001 report in Phillips InfoTech, based on revenue, we are the U.S. leader in providing maintenance and support for telephony systems with 36.6% market share.

    Our U.S. service organization is comprised of our Implementation Services Organization and our Technical Services Organization. Our Implementation Services Organization provides product installation and repair services. Our Technical Services and Implementation Services Organizations provide technical support and maintenance under contracts for our voice communications products.

    Our international service organization is comprised of our Implementation Services Organizations and a Customer Support Center which collectively provide installation, maintenance and customer service support. We have our own Implementation Services Organizations in 21 countries. Our Implementation Services Organizations currently provide installation, on-site and remote maintenance, and some training for our voice and data products. These organizations primarily support customers that have purchased from us directly.

    MANAGED SERVICES. Our managed services are outsourcing services we provide to both enterprises and to communications service providers, such as local exchange carriers, or telephone companies, or Internet service providers, worldwide to operate and maintain a portion of their communications systems.

    Our enterprise customers that use our managed services are generally large and mid-sized businesses. For enterprise customers, we provide outsourcing of voice messaging systems, portions of voice communications systems and contact centers. We offer these customers a full range of maintenance, management and support services. We provide either managed services where the customer owns the communications system or outsourcing services where we both manage and own the communications system. Our services include fault management, including maintenance and help desk support; remote provisioning and administration, such as establishment of voice mail boxes; remote monitoring; and recording, reporting and billing. For service providers, we primarily outsource the operation of their messaging systems. We outsource messaging systems for established service providers, emerging service providers and other competitive local exchange carriers. Currently, we derive the majority of our revenue in value-added services from customers in the U.S.

    We contract with our clients to provide these services, in varying levels, under agreements that require us to meet service level requirements that vary from agreement to agreement. Fee

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arrangements vary by contract, but are generally made on a per unit or per subscriber basis. These agreements typically have terms ranging from five to seven years with varying termination provisions.

    DATA SERVICES. Our data services solutions include implementation, installation, maintenance and management of an enterprise's data network. From our network management center we can remotely manage and monitor an enterprise's network to limit network downtime and maximize network efficiency. Our staff is certified to maintain products from a wide variety of industry vendors, allowing us to extend our expertise beyond Avaya products to offer a complete solution.

CONNECTIVITY SOLUTIONS SEGMENT

    We offer structured cabling to enterprises and service providers. We market our SYSTIMAX-Registered Trademark- SCS product line of structured cabling systems primarily to enterprises of various sizes for wiring phones, workstations, personal computers, local area networks and other communications devices throughout their buildings or across their campuses and our ExchangeMAX-Registered Trademark- product line of structural cable systems primarily to central offices of service providers, such as telephone companies or Internet service providers. We also offer electronic cabinets to enclose an enterprise's electronic devices and equipment.

    SYSTIMAX STRUCTURED CABLING SYSTEMS. We are the worldwide leader in sales of structured cabling systems to enterprises. We primarily market these products under the brand name SYSTIMAX. Our SYSTIMAX cabling systems provide high-speed multifunctional local area network interconnections within a single building or a campus through an infrastructure of copper or fiber cabling and associated connecting apparatus. The SYSTIMAX copper and fiber apparatus portfolio includes a broad line of distribution boxes, interconnects, shelves, racks, connectors and outlets necessary to connect and manage large building infrastructure networks.

    EXCHANGEMAX STRUCTURED CABLING SYSTEM. We sell our ExchangeMAX structured cabling systems primarily to central offices of service providers such as telephone companies or Internet service providers. Central offices are locations that house switches to serve the subscribers of a service provider. Our ExchangeMAX system combines our family of high quality central office connectivity products with an overall system architecture to support the copper and fiber cable distribution networks of a central office. Our products include copper distributing frames, copper cable, connectors, patchcords and cable management software. The ExchangeMAX product line is engineered to meet the site-specific needs of our customers, and may be utilized either to address the discreet maintenance and upgrading needs of a central office or to serve as the foundation of a central office's comprehensive wire center modernization.

    ELECTRONIC CABINETS. We sell our electronic cabinets primarily to service providers. An electronic cabinet is a sturdy environmental enclosure designed to house electronics devices and passive equipment, both in the outside plant and inside buildings. The product line consists of enclosures designed for traditional telecommunication access applications, digital subscriber line, or DSL, applications and wireless applications.

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    We are currently exploring alternatives for our Connectivity Solutions segment, including the possible sale of the business. Our goal in exploring alternatives for our Connectivity Solutions segment is to strengthen our focus in higher growth opportunities by emphasizing offerings comprising our Systems, Applications and Services segments, such as converged voice and data network products and unified communication and customer relationship management solutions which, unlike our Connectivity Solutions offerings, are targeted exclusively at enterprises and offer products with increased growth potential. In addition, we believe that the proceeds from any sale of our Connectivity Solutions segment would help enhance our liquidity. However, we may not be able to dispose of our Connectivity Solutions business on terms satisfactory to us or at all.

              WHERE TO FIND ADDITIONAL INFORMATION REGARDING AVAYA

    Avaya files annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy any reports or other information that Avaya files with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by writing to the SEC's Public Reference Section. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations. Avaya's SEC filings are also available to the public through the SEC's web site at http://www.sec.gov.

    The SEC allows us to incorporate by reference the information that we file with them into this document. This means that we can disclose important information to you by referring you to other documents previously filed separately with the SEC, including Avaya's annual, quarterly and current reports. The information incorporated by reference is considered to be a part of this document, except for any information that is modified or superseded by information contained in this document or any other subsequently filed document. The information incorporated by reference is an important part of this prospectus. Any information that we file with the SEC, specifically, those documents filed pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all of the securities offered by this prospectus (other than Current Reports on Form 8-K filed under Item 9 of Form 8-K), will be incorporated by reference into this prospectus and will automatically update and supersede the information in this prospectus and any previously filed document.

    The following documents have been filed by Avaya with the SEC (File No. 1-15951) and are incorporated by reference into this prospectus:

    1.  Annual Report on Form 10-K for the fiscal year ended September 30, 2001;

    2. Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2001;

    3.  Quarterly Report on Form 10-Q for the fiscal quarter ended March 31,
       2002;

    4.  Current Report on Form 8-K dated January 7, 2002, filed January 8, 2002;

    5.  Current Report on Form 8-K dated January 9, 2002, filed January 18,
       2002;

    6.  Current Report on Form 8-K dated January 17, 2002, filed January 22,
       2002;

    7. Current Report on Form 8-K dated February 11, 2002, filed February 13, 2002;

    8. Current Report on Form 8-K dated February 27, 2002, filed February 28, 2002;

    9.  Current Report on Form 8-K dated March 10, 2002, filed March 11, 2002;

    10. Current Report on Form 8-K dated March 15, 2002, filed March 18, 2002;

    11. Current Report on Form 8-K dated March 28, 2002, filed March 29, 2002;
       and

    12. Current Report on Form 8-K dated June 5, 2002, filed June 5, 2002.

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    Copies of the above documents, along with exhibits specifically incorporated by reference into this prospectus may be obtained without charge from the Office of the Corporate Secretary, Avaya Inc., 211 Mount Airy Road, Basking Ridge, New Jersey 07920 (telephone number: 908-953-6000).

    No person is authorized to give any information or represent anything not contained in this prospectus and any accompanying prospectus supplement. The securities are only being offered in places where sales of those securities are permitted. The information contained in this prospectus and any accompanying prospectus supplement, as well as information incorporated by reference, is current only as of the date of that information. Avaya's business, financial condition, results of operations and prospects may have changed since that date.

                          DESCRIPTION OF CAPITAL STOCK

OUR AUTHORIZED CAPITAL STOCK

    Our authorized capital stock consists of 200,000,000 shares of preferred stock, par value $1.00 per share, and 1,500,000,000 shares of common stock, par value $0.01 per share. On March 31, 2002, 361,160,644 shares of our common stock and no shares of our preferred stock were outstanding. The Warburg Pincus Funds own warrants to purchase 12,104,397 shares of our common stock.

OUR COMMON STOCK

    The holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board with respect to any series of preferred stock, such holders possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of common stock are entitled to such dividends as may be declared from time to time by our board from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets available for distribution to such holders.

OUR PREFERRED STOCK

    Our certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of such series, including:

    - the designation of the series,

    - the number of shares of the series, which number our board may thereafter (except where otherwise provided in the applicable certificate of designation) increase or decrease, but not below the number of shares thereof then outstanding,

    - whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or the method for determining the date or dates upon which dividends on the shares of such series shall be cumulative,

    - the redemption rights and price or prices, if any, for shares of the series,

    - the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,

    - the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs,

    - whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of ours or of any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made,

    - restrictions on the issuance of shares of the same series or of any other class or series,

    - the voting rights, if any, of the holders of the shares of the series, and

    - any other relative rights, preferences and limitations of such series.

    We believe that the ability of our board of directors to establish one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock, our board may determine not to seek stockholder approval.

    Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to our and our stockholders' best interests. Our board of directors, in so acting, could issue our preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

    7.5 million shares of our Series A junior participating preferred stock have been reserved for issuance upon exercise of rights under our rights agreement. For a more detailed discussion of our rights agreement and our Series A junior participating preferred stock, please see "Rights Agreement."

SERIES B CONVERTIBLE PARTICIPATING PREFERRED STOCK

    An aggregate of 4,000,000 shares of our Series B convertible participating preferred stock was issued on October 2, 2000 to the Warburg Pincus Funds. In March, 2002, we reduced the conversion price of the Series B convertible participating preferred stock owned by the Warburg Pincus Funds from $26.71 per share to $11.31 per share and the Warburg Pincus Funds converted all of their Series B convertible participating preferred stock into an aggregate of 38,329,365 shares of our common stock. The shares of Series B convertible participating preferred stock that were converted into shares of our common stock have the status of authorized but unissued preferred stock, without designation as to series, subject to reissuance by our board of directors as shares of any one or more other series.

WARRANTS

    As part of their October 2000 investment in Avaya, the Warburg Pincus Funds acquired warrants to purchase an aggregate of 12,391,079 shares of our common stock. The warrants have an exercise price equal to $34.73 per share, subject to adjustment.

    The warrants were issued in two series: Series A warrants to purchase 6,883,933 shares of our common stock and Series B warrants to purchase 5,507,146 shares of our common stock. On March 21, 2002, the Warburg Pincus Funds exercised 159,268 Series A warrants and 127,414 Series B warrants at an exercise price of $34.73 per share. Accordingly, the Warburg Pincus Funds currently hold
     Series A warrants to purchase 6,724,665 shares of our common stock and Series B warrants to purchase 5,379,732 shares of our common stock. The
Series A warrants have a four-year term, expiring October 2, 2004, and the Series B warrants have a five-year term, expiring October 2, 2005. Until
October 2, 2002, if the market price of our common stock exceeds $69.46, in the case of the Series A warrants, and $78.14, in the case of the Series B warrants, for 20 consecutive trading days, we can force the exercise of up to 50% of the Series A warrants and the Series B warrants, respectively. The warrants are exercisable immediately and have customary antidilution rights.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND
  BY-LAWS

    BOARD OF DIRECTORS. Our certificate of incorporation provides that, except as otherwise fixed by or pursuant to the provisions of a certificate of designations setting forth the rights of the holders of any class or series of our preferred stock, the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which we would have if there were no vacancies, but shall not be less than three. Our directors are classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class with a term expiring at the annual meeting of stockholders to be held after the end of fiscal 2002, another class with a term expiring at the annual meeting of stockholders to be held after the end of fiscal 2003 and another class with a term expiring at the annual meeting of stockholders to be held after the end of fiscal 2004, with each director to hold office until his or her successor is duly elected and qualified. Directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor is duly elected and qualified.

    Our certificate of incorporation provides that, except as otherwise provided for or fixed by or pursuant to a certificate of designations setting forth the rights of the holders of any class or series of our preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on our board resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of our board, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office until the next annual meeting of stockholders at which time the director will stand for election for the remainder of the term and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting our board will shorten the term of any incumbent director. Subject to the rights of holders of our preferred stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all voting stock then outstanding, voting together as a single class; provided, however, that any director or directors may be removed from office by the affirmative vote of the holders of at least 80% of the voting power of all our voting stock then outstanding, voting together as a single class.

    These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

    NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS. Our certificate of incorporation and by-laws provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our stockholders for any purpose or purposes may be called only by our board pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the whole board or by our chairman of the board, and any power of stockholders to call a special meeting is specifically denied. No business other than that stated in the notice shall be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board or the chairman of the board.

    ADVANCE NOTICE PROCEDURES. Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Our stockholder notice procedure provides that only persons who are nominated by, or at the direction of, our chairman of the board, or by a stockholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our stockholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our chairman of the board or our board, or by a stockholder who has given timely written notice to our secretary of such stockholder's intention to bring such business before such meeting. Under our stockholder notice procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by our secretary not later than the close of business on the 45th calendar day nor earlier than the close of business on the 75th calendar day prior to the first anniversary of the preceding year's annual meeting, except that, in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 75th calendar day prior to such annual meeting and not later than the close of business on the later of the 45th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by us.

    Notwithstanding the foregoing, in the event that the number of directors to be elected to our board is increased and we make no public announcement naming all of the nominees for director or specifying the size of our increased board at least 55 calendar days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by us. Under our stockholder notice procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by us not earlier than the close of business on the 75th calendar day prior to such special meeting and not later than the close of business on the later of the 45th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board to be elected at such meeting.

    In addition, under our stockholder notice procedure, a stockholder's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain the information required by our certificate of incorporation. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedure, such individual will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

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    AMENDMENT.  Our certificate of incorporation provides that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of the certificate relating to the number, election and term of our directors; the nomination of director candidates and the proposal of business by stockholders; the filling of vacancies; and the removal of directors. Our certificate further provides that the related by-laws described above, including the stockholder notice procedure, may be amended only by our board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class.

RIGHTS AGREEMENT

    Our board of directors has adopted a rights agreement, with The Bank of New York as rights agent. The rights agreement has been incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. For information on how to obtain a copy of the rights agreement, please see "Where to Find Additional Information Regarding Avaya".

    ANTI-TAKEOVER EFFECTS. The rights are intended to have anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire or merge with us in most cases. Accordingly, the existence of the rights may deter a potential acquiror from making a takeover proposal or tender offer. The rights should not interfere with any merger or other business combination approved by our board of directors since we may redeem the rights as described below and since a transaction approved by our board of directors would not cause the rights to become exercisable.

    EXERCISABILITY OF RIGHTS. Under the rights agreement, one right attaches to each share of our common stock outstanding and, when exercisable, entitles the registered holder to purchase from us one one-thousandth of a share of Series A junior participating preferred stock, par value $1.00 per share, at an initial purchase price of $125, subject to customary antidilution adjustments. For a description of the terms of our Series A junior participating preferred stock, see "Series A Junior Participating Preferred Stock" below.

    The rights will not become exercisable until the earliest of:

    - 10 business days following a public announcement that a person or group has become the beneficial owner of securities representing 15% or more of our common stock then outstanding;

    - 10 business days after we first determine that a person or group has become the beneficial owner of securities representing 15% or more of our common stock then outstanding; or

    - such date, if any, as may be designated by the board of directors following the commencement of, or the announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group becoming the beneficial owner of securities representing 15% or more of our common stock then outstanding (or such later date as our board of directors may determine, but in no event later than the date that any person or group actually becomes such an owner).

    Additionally, at any time a person or a group has become the beneficial owner of securities representing 15% or more of our common stock then outstanding and we have registered the securities subject to the rights under the Securities Act, the flip-in or flip-over features of the rights or, at the discretion of our board of directors, the exchange features of the rights, may be exercised by any holder, except for such person or group.

    Our sale to the Warburg Pincus Funds of 4,000,000 shares of Series B convertible participating preferred stock and warrants to purchase our common stock, the conversion of the Series B convertible participating preferred stock, the exercise of a portion of the warrants and the purchase by the Warburg

Pincus Funds of 14,383,953 shares of our common stock in March 2002 did not trigger the exercisability of the rights under our rights agreement. For purposes of the rights agreement, these investors are not deemed to be the beneficial owners of any shares of common stock:

    - that these investors acquired by converting their shares of Series B convertible participating preferred stock into shares of our common stock;

    - that these investors acquire or can acquire by exercising their warrants to purchase shares of our common stock; or

    - as a result of their ownership of the Series B convertible participating preferred stock or warrants acquired pursuant to their initial investment.

    The various features of our rights agreement are described below.

    "FLIP IN" FEATURE. In the event a person or group becomes the beneficial owner of securities representing 15% or more of our common stock then outstanding, each holder of a right, except for such person or group, will have the right to acquire, upon exercise of the right, instead of one one-thousandth of a share of our Series A junior participating preferred stock, shares of our common stock having a value equal to twice the exercise price of the right. For example, if we assume that an exercise price of $125 is in effect on the date that the flip-in feature of the right is exercised, any holder of a right, except for the person or group that has become the beneficial owner of securities representing 15% or more of our common stock then outstanding, can exercise his or her right by paying us $125 in order to receive from us shares of common stock having a value equal to $250.

    "EXCHANGE" FEATURE. At any time after a person or group becomes the beneficial owner of securities representing 15% or more, but less than 50%, of our common shares then outstanding, our board of directors may, at its option, exchange all or some of the rights, except for those held by such person or group, for our common stock at an exchange ratio of one share of common stock per right, subject to adjustment, and cash instead of fractional shares, if any. Use of this exchange feature means that eligible rights holders would not have to pay a purchase price before receiving shares of our common stock.

    "FLIP OVER" FEATURE. In the event we are acquired in a merger or other business combination transaction or 50% or more of our assets and those of our subsidiaries or our earning power and that of our subsidiaries, in each case taken as a whole, are sold, each holder of a right, except for a person or group that is the beneficial owner of securities representing 15% or more of, will have the right to receive, upon exercise of the right, the number of shares of the acquiring company's capital stock with the greatest voting power having a value equal to twice the exercise price of the right.

    REDEMPTION OF RIGHTS.  At any time before the earlier to occur of:

    - public disclosure that a person or group has become the beneficial owner
      of securities   representing 15% or more of our common stock then
      outstanding or

    - our determination that a person or group has become the beneficial owner
      of securities   representing 15% or more of our common stock then
      outstanding

our board of directors may redeem all of the rights at a redemption price of $0.01 per right, subject to adjustment. The right to exercise the rights, as described under "Exercisability of Rights" above, will terminate upon redemption, and at such time, the holders of the rights will have the right to receive only the redemption price for each right held.

    AMENDMENT OF RIGHTS. At any time before a person or group becomes the beneficial owner of securities representing 15% or more of our common stock then outstanding, the terms of the existing rights agreement may be amended by our board of directors without the consent of the holders of the rights.

    However, if at any time after a person or group beneficially owns securities representing 15% or more, or such lower percentage as may be amended in the existing rights agreement, of our common stock then outstanding, our board of directors may not adopt amendments to the existing rights agreement that adversely affect the interests of holders of the rights. Furthermore, once the rights are no longer redeemable, our board of directors may not adopt any amendment that would lengthen the time period during which the rights are redeemable.

    TERMINATION OF RIGHTS. If not previously exercised, the rights will expire 10 years from the date that the rights agreement commences, unless we earlier redeem or exchange the rights or extend the final expiration date.

    SERIES A JUNIOR PARTICIPATING PREFERRED STOCK. In connection with the creation of the rights, as described above, our board of directors has authorized the issuance of 7.5 million shares of Series A junior participating preferred stock.

    We have designed the dividend, liquidation, voting and redemption features of our Series A junior participating preferred stock so that the value of one one-thousandth of a share of our Series A junior participating preferred stock approximates the value of one share of our common stock. Shares of our Series A junior participating preferred stock may only be purchased after the rights have become exercisable, and each share of the Series A junior participating preferred stock:

    - is nonredeemable and junior to all other series of preferred stock, unless otherwise provided in the terms of those series of preferred stock;

    - will have a preferential dividend in an amount equal to the greater of $1.00 or 1,000 times any dividend declared on each share of common stock;

    - in the event of liquidation, will entitle its holder to receive a preferred liquidation payment equal to 1,000 times the payment made per share of common stock;

    - will have 1,000 votes, voting together with the common stock and any other capital stock with general voting rights; and

    - in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock.

    The rights of our Series A junior participating preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

DELAWARE BUSINESS COMBINATION STATUTE

    Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

    - prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

    - on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least
      66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

       - any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and

       - the affiliates and associates of any such person.

    Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. However, for a period of three years following the distribution date, Lucent and its affiliates are excluded from the definition of interested stockholder pursuant to the terms of Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

TRANSFER AGENT AND REGISTRAR

    The Bank of New York is acting as the transfer agent and registrar for our common stock.

                            SELLING SECURITYHOLDERS

    The following tables set forth (1) the number of Series A warrants and Series B warrants owned by each of the selling securityholders as of March 31, 2002, as well as the number of shares of common stock beneficially owned by each of the selling securityholders (including shares of common stock issuable upon the exercise of the warrants) on that date, (2) the percentage of outstanding securities of each series represented by that number of shares and (3) the number of securities of each series registered for sale by this prospectus. No estimate can be given as to the number of securities of each series that will be held by the selling securityholders after completion of this offering because the selling securityholders may offer all or some of the securities and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the securities. Any or all of the securities offered by this prospectus may be offered from time to time by the selling securityholders named below.

                   SERIES A WARRANTS TO PURCHASE COMMON STOCK

                                                      WARRANTS     PERCENTAGE OF    NUMBER OF WARRANTS
                                                    BENEFICIALLY    OUTSTANDING       REGISTERED FOR
SELLING SECURITYHOLDER(1)                              OWNED       WARRANTS OWNED     SALE HEREBY(2)
-------------------------                           ------------   --------------   ------------------
Warburg, Pincus Equity Partners, L. P.............   6,354,809          94.5%           6,354,809
Warburg, Pincus Netherlands Equity Partners I,
  C.V.............................................     201,740           3.0%             201,740
Warburg, Pincus Netherlands Equity Partners II,
  C.V.............................................     134,493           2.0%             134,493
Warburg, Pincus Netherlands Equity Partners III,
  C.V.............................................      33,623           0.5%              33,623

                   SERIES B WARRANTS TO PURCHASE COMMON STOCK

                                                      WARRANTS     PERCENTAGE OF    NUMBER OF WARRANTS
                                                    BENEFICIALLY    OUTSTANDING       REGISTERED FOR
SELLING SECURITYHOLDER(1)                              OWNED       WARRANTS OWNED     SALE HEREBY(2)
-------------------------                           ------------   --------------   ------------------
Warburg, Pincus Equity Partners, L. P.............   5,083,846          94.5%           5,083,846
Warburg, Pincus Netherlands Equity Partners I,
  C.V.............................................     161,392           3.0%             161,392
Warburg, Pincus Netherlands Equity Partners II,
  C.V.............................................     107,595           2.0%             107,595
Warburg, Pincus Netherlands Equity Partners III,
  C.V.............................................      26,899           0.5%              26,899

                                  COMMON STOCK

                                                        SHARES         PERCENTAGE OF       NUMBER OF SHARES
                                                     BENEFICIALLY       OUTSTANDING         REGISTERED FOR
SELLING SECURITYHOLDER(1)                              OWNED(3)     SHARES OWNED(3)(4)    SALE HEREBY(2)(3)
-------------------------                            ------------   -------------------   ------------------
Warburg, Pincus Equity Partners, L. P..............   61,570,905            17.0%             61,523,655
Warburg, Pincus Netherlands Equity Partners I,
  C.V..............................................    1,954,632                (5)            1,953,132
Warburg, Pincus Netherlands Equity Partners II,
  C.V..............................................    1,303,088                (5)            1,302,088
Warburg, Pincus Netherlands Equity Partners III,
  C.V..............................................      325,772                (5)              325,522

------------------------

(1) Warburg, Pincus & Co. ("WP") is the sole general partner of each of the Warburg Pincus Funds. Each of the Warburg Pincus Funds is managed by Warburg Pincus LLC ("WP LLC"). Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC and may be deemed to control all of such entities. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017. Henry B. Schacht, a director of Avaya, is on leave as a general partner of WP and a managing director and member of WP LLC.

(2) This registration statement also covers any additional securities which become issuable in connection with the securities registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction or pursuant to applicable anti-dilution provisions effected without the receipt of consideration that results in an increase in the number of outstanding securities of any series or in the number of securities that may be issued upon exercise or conversion of any series.

(3) Of the shares beneficially owned by Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., 11,438,655, 363,132, 242,088 and 60,522, respectively, represent shares of common stock issuable upon exercise of the Series A and Series B warrants. The Warburg Pincus Funds acquired the Series A warrants and Series B warrants, together with 4,000,000 shares of Series B convertible participating preferred stock and 159,268 and 127,414 additional Series A and Series B warrants, respectively, on October 2, 2000 for an aggregate purchase price of $400 million. On March 21, 2002, the Warburg Pincus Funds converted all of the shares of Series B convertible participating preferred stock and exercised 159,268 Series A warrants and 127,414 Series B warrants for an aggregate of 38,616,047 shares of our common stock and purchased an additional 14,383,953 shares of common stock for $6.26 per share in cash. In connection with the March 2002 transactions, we agreed that so long as the Warburg Pincus Funds and their permitted transferees maintain beneficial ownership of at least 26 million shares of our common stock, they will be permitted to designate for election one individual to our board of directors who is reasonably acceptable to our board of directors and not affiliated with the Warburg Pincus Funds. Anthony Terracciano was elected to our board in April 2002 as Warburg's designee. While this ownership level is maintained, the Warburg Pincus Funds and their permitted transferees also will be permitted to designate one observer to attend meetings of our board of directors. The Warburg Pincus Funds have also agreed to a set of restrictions that until August 2005 prohibits them from acquiring additional shares of our common stock such that, when taken together with the number of shares of our common stock beneficially owned by the Warburg Pincus Funds and their controlled affiliates would not exceed 19.5% of our then outstanding common stock and prohibits them from taking certain actions that could result in a change-in-control of our company. From October 2000 until immediately prior to the approval of the March 2002 transactions with the Warburg Pincus Funds, Jeffrey A. Harris, a general partner of WP and a senior managing director of WP LLC, served as the Warburg Pincus Funds' designee to our board of directors. Except as otherwise noted above, none of the selling securityholders has had a material relationship with Avaya within the past three years other than as a result of the ownership of securities of Avaya.

(4) Based on 361,160,644 shares of our common stock outstanding on March 31, 2002.

(5) Less than 1% of shares of our common stock outstanding on March 31, 2002.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of the material United States federal income tax considerations arising from the acquisition, ownership and disposition of Series A and Series B warrants to purchase our common stock, and common stock issuable exercise of the Series A and Series B warrants (collectively, our "securities"). Except as provided otherwise, this summary applies only to a United States holder. A United States holder is:

    - an individual citizen or resident of the United States;

    - a corporation created or organized in or under the laws of the United States or any of its political subdivisions; or

    - an estate the income of which is subject to United States federal income taxation regardless of its source, or

    - a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more Unites States persons have the authority to control all substantial decisions of the trust.

    This summary deals only with our securities that are held as a capital asset, and warrants where the common stock received on exercise would be a capital asset. It does not address tax considerations applicable to holders that may be subject to special tax rules, such as dealers or traders in securities, life insurance companies, tax-exempt entities, or holders that hold our securities as a part of a straddle or conversion transaction or other arrangement involving more than one position.

    The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, referred to as the "Code", and regulations, rulings and judicial decisions as of the date of this prospectus. Any authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below. In addition, certain consequences of holding the securities are unclear, and the Internal Revenue Service could disagree with some of the conclusions in the discussion below. Moreover, the following describes the general application of the United States federal income tax laws. It does not purport to describe all of the tax considerations that may be relevant to a holder. We advise all holders to consult their own tax advisor for further information.

DIVIDENDS

    Dividends that we pay on our common stock will be taxed as ordinary dividend income to the extent that the dividends do not exceed our current and accumulated earnings and profits, as determined for United States federal income tax purposes. Dividends, if any, in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital and will be applied against and reduce the holder's tax basis in the stock. To the extent the dividends exceed the tax basis, the excess will be treated as capital gain.

SALE OR EXCHANGE

    Upon a sale or exchange of the securities to a person other than Avaya, a holder will recognize gain or loss in an amount equal to the difference between the amount realized and the holder's adjusted tax basis in the securities. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the holder has held the securities for more than one year.

DIVIDENDS TO CORPORATE SHAREHOLDERS

    In general, a distribution on the common stock that is taxable as a dividend and that is made to a corporate shareholder will qualify for the 70% corporate dividends-received deduction under the Code.

However, there are many exceptions and restrictions relating to the availability of the dividends-received deduction. Consequently, corporate shareholders should consult their own tax advisors regarding the extent, if any, that the dividends-received deduction is available to them and the extent to which the extraordinary dividend rules may apply.

EXERCISE OR EXPIRATION OF WARRANTS

    No gain or loss will be recognized upon the exercise of warrants in exchange for common stock (except if cash is received in lieu of the issuance of fractional common stock). A holder's tax basis in the common stock received will equal the tax basis in the warrants plus the exercise price of the warrants. The holding period of the common stock generally will not include the holding period of the warrants.

    Upon the expiration of a warrant, a holder will recognize a loss equal to its adjusted tax basis in the warrant. The loss generally will be a capital loss.

BACKUP WITHHOLDING TAX

    Backup withholding tax at a rate of 30.5% may apply to payments of dividends, and to payments of proceeds on the sale or other disposition of the securities within the United States by a non-corporate holder, if the holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding tax rules. Backup withholding tax is not an additional tax and may be credited against a holder's United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

WITHHOLDING TAX ON NON-UNITED STATES HOLDERS

    Dividends on the common stock paid to a holder that is an individual, corporation, estate or trust and is not a United States holder (referred to as a "non-U.S. holder") will generally be subject to 30% United States tax, and Avaya is required to withhold such amounts. The rate of tax may be reduced by a tax treaty between the United States and the holder's country of residence. In addition, income tax at regular United States rates, but no withholding tax, applies if the dividends are effectively connected to the holder's conduct of a trade or business in the United States. Holders relying on these exceptions will be required to file IRS Form W-8BEN or W-8ECI, as applicable with us.

                              PLAN OF DISTRIBUTION

RESALES BY SELLING SECURITYHOLDERS

    Avaya is registering the securities on behalf of the selling securityholders. Any or all of the selling securityholders may offer any or all of the securities from time to time, either in increments or in a single transaction. The selling securityholders will act independently of Avaya in making decisions with respect to the timing, manner and size of each sale. There can be no assurance that any of the selling securityholders will sell any or all of the securities offered hereby.

DONEES, PLEDGEES AND DISTRIBUTEES

    The term "selling securityholders" includes donees, namely persons who receive securities from the selling securityholders after the date of this prospectus by gift. The term also includes pledgees, namely persons who, upon contractual default by the selling securityholders, may seize securities which the selling securityholders pledged to such persons. The term also includes distributees who receive securities from a selling securityholder after the date of this prospectus as a distribution by the selling securityholder to its members or partners.

COSTS AND COMMISSIONS

    Avaya will pay all costs, expenses and fees in connection with the registration of the securities. The selling securityholders will pay all brokerage commissions and similar selling expenses, if any, attributable to any sale of securities.

TYPES OF SALE TRANSACTIONS

    The selling securityholders will act independently of Avaya in making decisions with respect to the timing, manner and size of each sale. The selling securityholders may sell any or all of the securities in one or more types of transactions (which may include block transactions):

    - on the NYSE, in the over-the-counter market or any other quotation system or exchange on which such securities may be quoted or listed;

    - in negotiated transactions;

    - through the writing of options on securities;

    - short sales; or

    - any combination of these methods of sale.

    The securities may be sold at a fixed offering price, which may be changed, or at market prices prevailing at the time of sale, or at negotiated prices. Such prices will be determined by the selling securityholders or by agreement between the selling securityholders and brokers, dealers and other agents or purchasers. Transactions may or may not involve brokers or dealers.

SALES TO OR THROUGH BROKER-DEALERS

    The securities may be offered directly to or through underwriters or agents designated from time to time or to or through brokers or dealers, or through any combination of these methods of sale. The methods by which the securities may be sold include:

    - a block trade (which may involve crosses) in which the broker or dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

    - purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

    - exchange distributions or secondary distributions in accordance with the rules of the New York Stock Exchange;

    - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

    - privately negotiated transactions.

    An underwriter, agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the securities for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an exchange on which our securities are traded might be engaged to act as a selling securityholder's agent in the sale of shares by such selling securityholders.

    In connection with the distributions of the securities offered by this prospectus or otherwise, the selling securityholders may enter into hedging transactions with brokers or dealers or other financial institutions with respect to our securities. In connection with such transactions, such brokers or dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with the selling securityholders. Such hedging transactions may require or permit the selling securityholders to deliver the shares to such brokers or dealers or other financial institutions to settle such hedging transactions. The selling securityholders may also sell our securities short and deliver the securities to close out such short positions. If so required by applicable law, this prospectus, as amended or supplemented, may be used to effect:

    - the short sales of our securities referred to above;

    - the sale or other disposition by the brokers or dealers or other financial institutions of any securities they receive pursuant to the hedging transactions referred to above; or

    - the delivery by the selling securityholders of shares to close out short positions.

    The foregoing description in this section is subject to a selling securityholder's compliance with Section 16(c) of the Securities Exchange Act of 1934, to the extent and during such periods as Section 16(c) is applicable to such selling securityholder.

DEEMED UNDERWRITING COMPENSATION

    The selling securityholders and any underwriters, brokers, dealers, agents or others that participate with the selling securityholders in connection with the distribution of securities might be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act of 1933. Any underwriting discounts, commissions or fees received by such persons, and any profit on the resale of securities sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

INDEMNIFICATION

    We have agreed to indemnify the selling securityholders against certain liabilities that they may incur in connection with the sale of the securities registered hereunder, including liabilities arising under the Securities Act of 1933, and to contribute to payments that the selling securityholders may be required to make with respect thereto. We have also agreed to indemnify and make such contributions in respect of any underwriters of any securities sold pursuant to this prospectus, and certain control persons of such underwriters.

    The selling securityholders have agreed to indemnify us against certain liabilities that we may incur in connection with the sale of the securities registered hereunder, including liabilities arising under the Securities Act of 1933, and to contribute to payments that we may be required to make with respect thereto. The selling securityholders have also agreed to indemnify and make such contributions in respect of any underwriters of any securities sold pursuant to this prospectus, and certain control persons of such underwriters.

    The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of securities against certain liabilities, including liabilities arising under the Securities Act of 1933.

PROSPECTUS DELIVERY REQUIREMENTS

    Because a selling securityholder may be deemed an underwriter, the selling securityholder must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act. This prospectus delivery requirement may be satisfied by delivery through the facilities of the NYSE in accordance with Rule 153 under the Securities Act of 1933.

SALES UNDER RULE 144

    The selling securityholders may also resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act of 1933. To do so, the selling securityholders must meet the criteria and comply with the requirements of Rule 144.

DISTRIBUTION ARRANGEMENTS WITH BROKER-DEALERS

    If the selling securityholders notify Avaya that any material arrangement has been entered into with a broker-dealer for the sale of securities through:

    - a block trade;

    - a special offering;

    - an exchange distribution or secondary distribution; or

    - a purchase by a broker or dealer;

then Avaya will file, if required, a supplement to this prospectus under Rule 424(b) under the Securities Act.

    The supplement will disclose, to the extent required:

    - the name of such selling securityholder and of the participating broker-dealer(s);

    - the amount of securities involved;

    - the price at which securities were sold;

    - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

    - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and any other facts material to the transaction.

                                USE OF PROCEEDS

    Avaya will not receive any proceeds from the sale of the securities by the selling securityholders.

                                 LEGAL OPINIONS

    The validity of the securities offered in this prospectus, as well as certain other legal matters, will be passed upon by Pamela F. Craven, Senior Vice President, General Counsel and Secretary of the Company. As of May 1, 2002, Pamela F. Craven owned 9,489 shares of Avaya common stock 202,411 restricted stock units of our common stock and options for 875,000 shares of our common stock.

                                    EXPERTS

    The financial statements incorporated in this prospectus by reference to Avaya Inc.'s Current Report on Form 8-K dated June 5, 2002 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the changes in accounting as described in Notes 2 and 12 to the consolidated financial statements and an emphasis of a matter paragraph relating to Avaya's spin-off from Lucent as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

                                                                 TO BE PAID
                                                              BY THE REGISTRANT
                                                              -----------------
SEC Registration Fee........................................       $50,429
Accounting Fees and Expenses................................        30,000
Legal Fees and Expenses.....................................         7,000
Miscellaneous...............................................        10,000
                                                                   -------
  Total.....................................................       $97,429
                                                                   =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The registrant's Restated Certificate of Incorporation provides that a director of the registrant shall not be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the Delaware General Corporation Law, for liability (1) for any breach of the director's duty of loyalty to the registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under
Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision shall eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

    While the registrant's Certificate of Incorporation provides directors with protection from awards for monetary damages for breach of their duty of care, it does not eliminate such duty. Accordingly, the registrant's Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care.

    The registrant's Certificate of Incorporation provides that each person who was or is made a party to or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the registrant to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the registrant to provide broader indemnification rights than said law permitted the registrant to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the registrant pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the Delaware General Corporation Law. Such rights are not exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the registrant's Certificate of Incorporation or By-laws, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the registrant thereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

    The registrant's Certificate of Incorporation also specifically authorizes the registrant to maintain insurance and to grant similar indemnification rights to employees or agents of the registrant. The directors and officers of the registrant are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities.

    Each of Anthony P. Terracciano and Henry B. Schacht is a director of the registrant. Mr. Terracciano is Warburg's nominee to the registrant's board of directors. Mr. Schacht is on leave as a general partner of Warburg, Pincus & Co. and a managing director and member of Warburg Pincus LLC. Each of Mr. Schacht and Mr. Terracciano may be entitled to indemnification by affiliates of Warburg Pincus LLC and Warburg, Pincus & Co. against certain liabilities that he may incur as a result of his serving as a director of the registrant.

ITEM 16.  EXHIBITS.

    See exhibit index.

ITEM 17.  UNDERTAKINGS.

    A. The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by section 10(a)(3) of the
                Securities Act of 1933 (the "Securities Act");

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Basking Ridge, State of New Jersey on June 5, 2002.

                                            AVAYA INC.

                                            By:
                                                 /s/ GARRY K. MCGUIRE
                                                 -----------------------------------------
                                                 Name: Garry K. McGuire
                                                 Title: Chief Financial Officer and Senior
                                                 Vice President, Operations

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

NAME                                                                TITLE                   DATE
----                                                                -----                   ----
                          *                            Chairman and Chief Executive
     -------------------------------------------       Officer                           June 5, 2002
                 Donald K. Peterson                    (Principal Executive Officer)

                /s/ GARRY K. MCGUIRE
     -------------------------------------------       Chief Financial Officer           June 5, 2002
                  Garry K. McGuire                     (Principal Financial Officer)

               /s/ CHARLES D. PEIFFER
     -------------------------------------------       Controller                        June 5, 2002
                 Charles D. Peiffer                    (Principal Accounting Officer)

                          *
     -------------------------------------------       Director                          June 5, 2002
                     Mark Leslie

                          *
     -------------------------------------------       Director                          June 5, 2002
                  Henry B. Schacht

     -------------------------------------------       Director
               Anthony P. Terracciano

                          *
     -------------------------------------------       Director                          June 5, 2002
                 Franklin A. Thomas

                          *
     -------------------------------------------       Director                          June 5, 2002
                 Daniel C. Stanzione

                          *
     -------------------------------------------       Director                          June 5, 2002
                   Ronald Zarrella

*By:  Garry K. McGuire, Attorney-In-Fact

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                          DESCRIPTION
-------                 ------------------------------------------------------------
Exhibit 3.1             Restated Certificate of Incorporation of Avaya**

Exhibit 3.2             Amended and Restated Bylaws of Avaya***

Exhibit 3.3             Rights Agreement between Avaya and The Bank of New York, as
                        Trustee**

Exhibit 4.1             Preferred Stock and Warrant Purchase Agreement, dated as of
                        August 8, 2000, by and among Avaya Inc. and the Warburg
                        Pincus Funds**

Exhibit 4.2             Common Stock Certificate**

Exhibit 4.3             Series A Warrant****

Exhibit 4.4             Series B Warrant****

Exhibit 4.5             Stock Purchase Agreement by and among Avaya and the Warburg
                        Pincus Funds, dated as of March 10, 2002.*****

Exhibit 4.6             Conversion and Exercise Agreement by and among Avaya and the
                        Warburg Pincus Funds, date as of March 10, 2002*****

Exhibit 5.1             Opinion of Pamela F. Craven, Senior Vice President, General
                        Counsel and Secretary of Avaya as to the legality of the
                        securities being registered*

Exhibit 23.1            Consent of PricewaterhouseCoopers LLP*

Exhibit 23.2            Consent of Pamela F. Craven, Senior Vice President, General
                        Counsel and Secretary of Avaya (contained in Exhibit 5.1)

Exhibit 24.1            Power of Attorney*

------------------------

*      Filed herewith.

** Incorporated by reference to Avaya's Registration Statement on Form 10 (Reg. No. 1-15951), declared effective by the Securities and Exchange Commission on September 15, 2000.

*** Incorporated by reference to Avaya's Annual Report on Form 10-K for the fiscal year ended September 30, 2000.

**** Incorporated by reference to Avaya's Registration Statement on Form S-3 (Reg No. 333-57962), declared effective by the Securities and Exchange Commission on May 24, 2001.

***** Incorporated by reference to Avaya's Current Report Form 8-K filed with the Securities and Exchange Commission on March 11, 2002.